Exhibit 21.1

SUBSIDIAIRES OF

CIMG INC.

Subsidiaries	Place of Incorporation
Wewin Technology LLC	State of Florida
DZR Tech Limited	Hong Kong SAR
CIMG Pte. Ltd.	Singapore
Zhongyan Shangyue Technology Co., Ltd.	People’s Republic of China
Henan Zhongyan Shangyue Technology Co. Ltd	People’s Republic of China
Shanghai Huomao Cultural Development Co., Ltd.	People’s Republic of China
Xilin Online (Beijing) E-commerce Co., Ltd	People’s Republic of China